United States securities and exchange commission logo





                             November 18, 2021

       Ka Leung Wong
       Chief Executive Officer
       Luduson G Inc.
       17/F, 80 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: Luduson G Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on October
29, 2021
                                                            File No. 333-260584

       Dear Mr. Wong:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1.                                                   You state that the
selling stockholders    may be deemed    to be underwriters. Please revise
                                                        to consistently
identify Strattner Alternative Credit Fund LP and Williamsburg Venture
                                                        Holdings, LLC as
underwriters throughout your filing. Refer to Securities Act Sections
                                                        Compliance and
Disclosure Interpretations Question 139.22 available on our website.
   2. Please expand your disclosure about the legal and operational risks associated with being based in Hong Kong by
disclosing whether these risks could completely hinder your
                                                        ability to offer or
continue to offer securities to investors.
 Ka Leung Wong
FirstName
Luduson GLastNameKa    Leung Wong
           Inc.
Comapany 18,
November  NameLuduson
              2021       G Inc.
November
Page 2    18, 2021 Page 2
FirstName LastName
3. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.
Prospectus Summary
The Offering, page 2

4. Your disclosure in the offering table on page 8 indicates that you are offering 8 million shares of common stock but your disclosure elsewhere indicates that you are offering
         7,100,000 shares of common stock. The disclosure regarding the number of shares before and after the offering also appears to be inconsistent with the number of shares that you are offering. Please revise.
Our Company, page 3

5. Please provide a diagram of the company's corporate structure. We note that you are a
         Nevada holding company with wholly owned Hong Kong operating subsidiaries.
6. Please include a summary of risk factors that discloses the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Ka Leung Wong
Luduson G Inc.
November 18, 2021
Page 3
7. Disclose that trading in your securities may be prohibited under the Holding Foreign
      Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Risk Factors, page 8

8. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
Chief, at 202-551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameKa Leung Wong
                                                           Division of
Corporation Finance
Comapany NameLuduson G Inc.
                                                           Office of Technology
November 18, 2021 Page 3
cc:       Jenny Chen-Drake
FirstName LastName